

March 23, 2011

Via E-Mail

James B. DeBello, President
Mitek Systems, Inc.
8911 Balboa Ave., Suite B
San Diego, California

      Re: Mitek Systems, Inc.
             Form 10-K for fiscal year ended September 30, 2010
             Filed November 16, 2010
             File No. 000-15235

Dear Mr. De Bello:

      We have reviewed the above-referenced filing and the related response letter dated February 16, 2011, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 3, 2011.

Form 10-K for fiscal year ended September 30, 2010

Part I

Item 1. Business

General

1.   We refer to your response to prior comment 1. Based on your explanation, it remains unclear why you are not substantially dependent on this vendor that provided you with products that accounted for 14% of your net revenues for fiscal year 2010. Advise why you have not discussed your relationship with this vendor in Business and how you determined not to file any agreement with this vendor as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. (We note some discussion on page 39 of your filing.) Please describe for us in more detail your belief regarding the availability of alternative suppliers of the software products. We note that your most recent 10-Q reported that during the three months ended December 31, 2010 you had purchases from one major vendor that comprised approximately 15% of total purchases for the quarter.

<u>Sales and Marketing, page 6</u>

2.   As a related matter, we note that you recorded 33% of your revenues from three customers during fiscal year 2010 and 16% of your revenues from one customer in fiscal year 2009. We also note from your Form 10-Q for the fiscal quarter ended December 31, 2010 that you recorded 55.4% and 53% of your revenues from two and three customers, respectively, for the three months ended December 31, 2010 and 2009. Please tell us whether you are substantially dependent on any of these customers. To the extent that you are substantially dependent on any of these customers, please provide a description of the material terms of any agreements with these customers.

<u>Part II</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>General</u>

3.   We refer to prior comments 3 and 4. In your response, you indicate that you will consider these comments in connection with future filings. However, we are unable to locate responsive disclosure in the MD&A section of your most recent Form 10-Q. Please advise.

        You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3735 or, in his absence, me at (202) 551-3735.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director